Exhibit 99.1

98 San Jacinto Blvd Suite 750 Austin, TX 78701

Recurrent Energy Secures $695 Million in Project Financing for 330 MW California Solar Project

Cobalt Solar is fully permitted and under construction.

KITCHENER, ON, August 13, 2026 -- Recurrent Energy, a subsidiary of Canadian Solar Inc. ("Canadian Solar") (NASDAQ: CSIQ), and a leading global developer, owner, and operator of solar and energy storage assets, announced today the successful close of $695 million in project financing and tax equity for its Cobalt Solar facility.

Located approximately 20 miles west of Blythe, California, in Riverside County, the 330 MW project is currently under construction and is expected to reach commercial operation by the end of 2027. Blattner Energy has been appointed as the engineering, procurement, and construction (EPC) provider for the project.

The debt financing package, totaling approximately $484 million, was led by Mitsubishi UFJ Financial Group, Inc. (MUFG) and Nord/LB, and includes a combination of construction and term loans, a tax equity bridge loan, and a letter of credit facility. In parallel, Recurrent Energy secured a $211 million tax equity investment from Wells Fargo.

“MUFG is pleased to support Recurrent Energy as they strive to meet the growing energy demands of the U.S.,” said Fred Zelaya, Managing Director at MUFG. “We value the opportunity to help Recurrent Energy augment large-scale renewable energy infrastructure and power capacity.”

“Nord/LB is proud to have co-led the debt financing for the Cobalt Project on behalf of our long-standing client, Recurrent Energy. The closing reflects the strength of our partnership and our shared commitment to advancing reliable clean energy infrastructure,” said Sondra Martinez, Managing Director at Nord/LB.

“We are pleased to support Recurrent Energy with tax equity financing for the Cobalt Solar Project and are proud to continue our long-standing relationship as they expand their renewable energy activity in California,” said Jordan Newman, Managing Director with Wells Fargo Renewable Energy & Environmental Finance.

Dylan Marx, CEO of Recurrent Energy, added, “We are thrilled to close the project financing and ramp up construction of Cobalt Solar. This project represents a significant addition to the U.S. energy landscape and will contribute meaningfully to meeting the country’s growing electricity demand. We appreciate the continued support and collaboration of MUFG, Nord/LB, and Wells Fargo in bringing this initiative forward.”

Beyond its contribution to clean energy generation, Cobalt Solar is expected to deliver tangible economic benefits to the local community, including approximately $14 million in property tax revenues for Riverside County. Once operational, the facility will generate enough electricity to power the equivalent of approximately 82,000 homes per year.

recurrentenergy.com

98 San Jacinto Blvd Suite 750 Austin, TX 78701

About Recurrent Energy

Recurrent Energy, a subsidiary of Canadian Solar Inc., is one of the world's largest and most geographically diversified utility-scale solar and energy storage project development, ownership, and operations platforms. With an industry-leading team of in-house energy experts, Recurrent Energy serves as Canadian Solar’s global development and power services business. To date, Recurrent Energy has successfully developed, built, and connected approximately 12 GWp of solar projects and 6.2 GWh of energy storage projects across six continents. As of March 31, 2026, the company had a total global solar project development pipeline of approximately 22 GWp and a battery energy storage project development pipeline of 74 GWh. The company also has nearly 15 GW of solar and energy storage projects under operations and maintenance (O&M) contracts. These figures exclude China. Additional details are available at www.recurrentenergy.com.

About Canadian Solar

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 25 years, Canadian Solar has successfully delivered nearly 177 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar had shipped over 20 GWh of battery energy storage solutions to global markets as of March 31, 2026, and had a $3.5 billion contracted backlog as of May 8, 2026. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 12.2 GWp of solar power projects and 6.4 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 24 GWp of solar and 81 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com

recurrentenergy.com

98 San Jacinto Blvd Suite 750 Austin, TX 78701

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company's expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may", "will", "expect", "anticipate", "future", "ongoing", "continue", "intend", "plan", "potential", "prospect", "guidance", "believe", "estimate", "is/are likely to" or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in the Company's filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 10, 2026. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Investor Relations Contact

Wina Huang

Investor Relations

Canadian Solar Inc. investor@canadiansolar.com

Recurrent Energy Media Inquiries

Inés Arrimadas

Recurrent Energy

comm_global@recurrentenergy.com

recurrentenergy.com